                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. __)1/
                                               -

                                Paula Financial
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   703588103
-------------------------------------------------------------------------------
                                (CUSIP Number)

                       Philo Smith, 695 East Main Street
                 Stamford, Connecticut  06904   (203) 348-7365
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 1, 1998
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              Page 1 of 15 Pages

-------------------
1/   The remainder of this cover page shall be filled out for a reporting
-
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703588103                                      PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Philo Smith
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             525,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          525,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      599,700
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703588103                                      PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philo Smith & Co., Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             158,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          158,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      158,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703588103                                      PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PSCO Partners Limited Partnership - 06-0921598
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             158,100
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          158,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      158,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703588103                                      PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PSCO Partners Limited Partnership Two
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            60,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          60,100
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      60,100
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       .9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703588103                                      PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PSCO Financial Services Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ireland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          14,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          14,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       .2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703588103                                      PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PSCO Fund Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             367,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          367,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      367,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 703588103                                      PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philo Smith Capital Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          74,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             367,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          74,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          367,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      441,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          --------------------

          This Schedule 13D is filed with respect to the common stock of Paula Financial ("Paula Financial"), 300 North Lake Avenue, Suite 300, Pasadena, California 91101.


ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

          This Schedule 13D is filed by Philo Smith, Philo Smith & Co., Inc., PSCO Partners Limited Partnership, PSCO Partners Limited Partnership Two, PSCO Fund Limited, PSCO Financial Services Fund and Philo Smith Capital Corporation.

          PSCO Partners Limited Partnership ("PSCO Partners") is a Connecticut limited partnership located at Financial Centre, 695 East Main Street, Stamford, Connecticut 06901. It is an investment partnership. Its General Partners are Philo Smith, an individual, and Philo Smith & Co., Inc., a Connecticut corporation (the "Company"), both located at Financial Centre, 695 East Main Street, Stamford, Connecticut 06901. The principal occupation of Philo Smith is to provide financial advisory services. The principal business of the Company is to engage in corporate finance activities, to act as General Partner of PSCO Partners, and to publish a monthly journal concerning the insurance industry.

          The directors of the Company are Philo Smith, James E. Inglis, Financial Centre, 695 East Main Street, Stamford, Connecticut 06901, whose principal occupation is acting as Vice President, Treasurer and Secretary of the Company, James A. Amen, Financial Centre, 695 East Main Street, Stamford, Connecticut 06901, whose principal occupation is acting as Vice President of the Company, and George M. Whitmore, Jr., 4 Cedarwood Drive, Greenwich, Connecticut 06830, a self-employed management consultant. The officers are Philo Smith, President, James
          E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

          PSCO Partners Limited Partnership Two ("PSCO Partners Two") is a Connecticut limited partnership located at Financial Centre, 695 East Main Street, Stamford, Connecticut 06901. It is an investment partnership. Its General Partner is Philo Smith Capital Corporation, a Connecticut corporation ("Capital"), located at 695 East Main Street, Stamford, Connecticut 06901. The principal business of Capital is investment management and corporate finance. Capital's directors are Philo Smith, James E. Inglis, James A. Amen, and George
          M. Whitmore, Jr. The officers of Capital are Philo Smith, President, James E. Inglis, Vice President, Treasurer and Secretary, and James A. Amen, Vice President.

          PSCO Fund Limited is an open-end investment company incorporated in Bermuda and located at 6 Front Street, Hamilton 11, Bermuda. The principal business of PSCO Fund Limited is investment management. The directors of PSCO Fund Limited are Philo Smith, Dr. Ernst Baumgartner, employed by DUNA INVEST, 1010 Wien, Salztorgasse 512, Austria, Frank N.C. Lochan, Senior Vice President, Trilon Financial Corporation, BCE Place, 181 Bay Street, P. O. Box 171, Suite 4420, Toronto, Ontario, Canada, M5J 2T3, John C.R. Collis, partner, Conyers, Dill & Pearman, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and David
          T. Smith, Senior Manager, Corporate Trust, The Bank of Bermuda Limited, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. The officers of PSCO Fund Limited are Frank N.C. Lochan, Chairman and President and David T. Smith, Vice President and Secretary. The investment advisor for PSCO Fund Limited is Capital.

          PSCO Financial Services Fund ("PSCO Financial")is an investment company organized under the laws of Ireland as a public limited company, located at First Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. The principal business of PSCO Financial is investment management. The directors of PSCO Financial are Frank N.C. Lochan, Dr. Ernst Baumgartner, David T. Smith, Gerald J.P. Brady, Managing Director of Management International (Dublin) Ltd., Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland, and Carl O'Sullivan, a partner in the firm of Arthur Cox, Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland. The officers of PSCO Financial are Frank N.C. Lochan, Chairman and Gerald J.P. Brady, Secretary. The investment advisor for PSCO Financial is Capital.

          None of the reporting persons nor any of the other persons identified in this item has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). None, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to securities laws. Each natural person identified above is a U.S. citizen except for Frank N.C. Lochan, a Canadian citizen, Dr. Ernst Baumgartner, an Austrian citizen, John C.R. Collis and David T. Smith, both of whom are British citizens, and Gerald J.P. Brady and Carl O'Sullivan, both of whom are Irish citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

          The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Partners was approximately $2,389,234 (including commissions). PSCO Partners used cash available to it for such purchases, and no borrowed funds were involved.

          The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Partners Two was approximately $1,157,967 (including commissions). PSCO Partners Two used cash available to it for such purchases, and no borrowed funds were involved.

          The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Fund Limited was approximately
          $7,462,591(including commissions). PSCO Fund Limited used cash available to it for such purchases, and no borrowed funds were involved.

          The amount of funds expended for the shares of common stock of Paula Financial held by PSCO Financial was approximately $151,041(including commissions). PSCO Financial used cash available to it for such purchases, and no borrowed funds were involved.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          The purpose of the purchases by the reporting persons has been to acquire shares for investment. Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited, PSCO Financial and Capital may purchase additional shares of Paula Financial, from time to time, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Although none of these persons has a present intention to sell the shares anticipated to be acquired, one or all of them might determine to sell some or all of such shares based upon need for funds, price, and similar factors.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

          PSCO Partners owns 158,100 shares of Paula Financial common stock, or approximately 2.5% of the outstanding shares of that class. PSCO Partners Two owns 60,100 shares of Paula Financial common stock, or approximately .9% of the outstanding shares of that class. PSCO Fund Limited owns 367,100 shares of Paula Financial common stock, or approximately 5.8% of the outstanding shares of that class. PSCO Financial owns 14,500 shares of Paula Financial common stock, or approximately .2% of the outstanding shares of that class.

          Philo Smith and the Company share voting and investment power with respect to shares held by PSCO Partners.

          Capital has sole voting and investment power with respect to shares held by PSCO Partners Two and PSCO Financial. Philo Smith and Capital share voting and investment power with respect to shares held by PSCO Fund Limited.

          With respect to shares held by PSCO Partners, PSCO Partners Two, PSCO Fund Limited and PSCO Financial, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, shares of Paula Financial.

          By virtue of the investment and voting arrangement described above, Philo Smith and the Company beneficially own 158,100 shares of the common stock of Paula Financial, or approximately 2.5% of the outstanding, held by PSCO Partners, Capital beneficially owns 74,600 shares of the common stock of Paula Financial, or approximately 1.2% of the outstanding, held by PSCO Partners Two and PSCO Financial, and Philo Smith and Capital beneficially own 367,000 shares of the common stock of Paula Financial, or approximately 5.8% of the outstanding, held by PSCO Fund Limited.

          In the past sixty days, neither PSCO Partners Two nor PSCO Fund Limited has effected any transactions in the common stock of Paula Financial.

          In the past sixty days, PSCO Financial has effected the following transactions in the common stock of Paula Financial, each a purchase through a normal brokerage transaction in the over-the-counter market:

          Trade Date              Number of Shares         Price
          ----------              ----------------         -----
          8/26/98                  2,000                    9 3/4
          9/15/98                  1,500                    7 1/8

          In the past sixty days, PSCO Partners has effected the following transactions in the common stock of Paula Financial, each a purchase through a normal brokerage transaction in the over-the-counter market:

          Trade Date              Number of Shares         Price
          ----------              ----------------         -----
          9/01/98                  25,000                   6 3/8
          9/03/98                  25,000                   7 5/16

          Each filing party disclaims membership with any other filing party in a "group", as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder. PSCO Partners owns its shares of Paula Financial separately from PSCO Partners Two, PSCO Fund Limited and PSCO Financial, PSCO Financial owns its shares of Paula Financial separately from PSCO Partners, PSCO Partners Two and PSCO Fund Limited, and PSCO Partners Two and PSCO Fund Limited own their respective shares of Paula Financial separately from each other. Although they have a common investment advisor, from whom each takes its name, and common investment goals, PSCO Partners, PSCO Partners Two, PSCO Fund Limited and PSCO Financial have no agreement or understanding for concerted action in acquiring, holding or disposing of shares of the common stock of Paula Financial.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          Apart from the agreements and relationship described above in this Schedule and the agreements between (a) the Company and PSCO Partners,
          (b) Capital and PSCO Partners Two, (c) Capital and PSCO Fund Limited and (d) Capital and PSCO Financial, there is no contract, arrangement, understanding or relationship among Philo Smith, the Company, PSCO Partners, PSCO Partners Two, PSCO Fund Limited, PSCO Financial and Capital, nor between those parties collectively and any other person, with respect to the common stock of Paula Financial.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit A:   Consent to joint filing.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 27th day of October, 1998.



                                       /s/ Philo Smith
                                       Philo Smith


                                       PHILO SMITH & CO., INC.


                                       By: /s/ Philo Smith
                                           Philo Smith, President

                                       PSCO PARTNERS LIMITED PARTNERSHIP


                                       By: /s/ Philo Smith
                                           Philo Smith, General Partner


                                       PSCO PARTNERS LIMITED PARTNERSHIP TWO


                                       By: /s/ Philo Smith
                                           Philo Smith, President of
                                           Philo Smith Capital
                                             Corporation, General Partner

                                       PSCO FUND LIMITED


                                       By: /s/ Philo Smith
                                           Philo Smith, General Manager

                                       PSCO FINANCIAL SERVICES FUND


                                       By:  /s/ Philo Smith
                                            Philo Smith, General Manager


                                       PHILO SMITH CAPITAL CORPORATION


                                       By:   /s/ Philo Smith
                                             Philo Smith, President

                                   EXHIBIT A

                            CONSENT TO JOINT FILING


     The undersigned agree and confirm that the Schedule 13D with respect to the common stock of Paula Financial to which this consent is attached as an exhibit is, and subsequent amendments thereof will be, filed on behalf of each of the undersigned.

     Dated this 27th day of October, 1998.


                                       /s/ Philo Smith
                                       Philo Smith

                                       PHILO SMITH & CO., INC.


                                       By: /s/ Philo Smith
                                           Philo Smith, President

                                       PSCO PARTNERS LIMITED PARTNERSHIP


                                       By: /s/ Philo Smith
                                           Philo Smith, General Partner

                                       PSCO PARTNERS LIMITED PARTNERSHIP TWO


                                       By: /s/ Philo Smith
                                           Philo Smith, President of
                                           Philo Smith Capital
                                             Corporation, General Partner

                                       PSCO FUND LIMITED


                                       By: /s/ Philo Smith
                                           Philo Smith, General Manager

                                       PSCO FINANCIAL SERVICES FUND

                                       By:  /s/ Philo Smith
                                            Philo Smith, General Manager

                                       PHILO SMITH CAPITAL CORPORATION


                                       By:   /s/ Philo Smith
                                             Philo Smith, President